

December 21, 2012

Via E-mail
Mr. Michael L. Griffin
Chief Financial Officer
University General Health Systems, Inc.
7501 Fannin Street
Houston, TX 77054

> **Re: University General Health Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 14, 2012**
> **File No. 000-54064**

Dear Mr. Griffin:

We have reviewed your December 13, 2012 response to our November 28, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any information you provide in response to a comment, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Reports of Independent Registered Certified Public Accounting Firm, pages F-2 and F-3

1. We acknowledge your response to comment 1. Your response does not represent that you will indicate on the cover page of your upcoming Forms 10-K and 10-Q that you have not filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934. Please make this representation in your response.

2. Regarding your response to comment 1, there appears to be a period when the Company had two auditors since you dismissed UHY LLP on June 15, 2011 and Moss, Krusick & Associates, LLC was engaged before the reverse acquisition on March 9, 2011. As there appears to be an overlapping period where you had two auditors, please explain to us the role of your new auditor during this period and why UHY LLP performed the 2010 audit as evidenced by their report dated June 13, 2011. Please explain to us the timeline of the dismissal of your former auditor and the hiring of your new auditor in greater detail.

3. Please revise your proposed Item 4.01 Form 8-K filing provided in response to comment 1 to address the following items:
    - In the first paragraph of section (a) you indicate that you dismissed UHY effective June 15, 2011. To the extent that you informed UHY of your intent to dismiss them on June 15, 2011 before that date, revise your disclosure to indicate when you communicated that decision to UHY.
    - Revise the second paragraph of section (a) to indicate whether there were any disagreements or reportable events with UHY during 2009 as required by Item 304(a)(1) of Regulation S-K. In this regard, the reporting requirement for the two most recent fiscal years and any subsequent interim period relates to the date of the event reported in Item 4.01, not the date that you file the report.
    - Revise the third paragraph of section (a) to discuss the audit report of UHY for the 2009 audit.

Form 10-Q for the quarterly period ended June 30, 2012

Notes to Consolidated Financial Statements
Note 10 – Equity
Preferred Stock, page 26

4. We acknowledge your response that you will respond to comments 2, 3 and 4 on or before December 27, 2012 and will review your response when it is submitted.

    You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                    Sincerely,

                                    /s/ Jim B. Rosenberg

                                    Jim B. Rosenberg
                                    Senior Assistant Chief Accountant